November 9, 2018

Ms. Tonya K. Aldave

Mr. J. Nolan McWilliams

Office of Healthcare and Insurance

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Moderna, Inc.
Amendment No. 2 to Draft Registration Statement on Form S-1
Submitted October 31, 2018
CIK No. 0001682852

Dear Ms. Aldave and Mr. McWilliams:

This letter is submitted on behalf of Moderna, Inc. (the “Company”) in response to comments of the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) with respect to the Company’s Amendment No. 2 to Draft Registration Statement on Form S-1 confidentially submitted on October 31, 2018 (“DRS Amendment No. 2”), as set forth in the Staff’s letter dated November 6, 2018 to Stéphane Bancel, Chief Executive Officer (the “Comment Letter”). The Company is concurrently filing its Registration Statement on Form S-1 (the “Registration Statement”), which includes changes to reflect responses to the Staff’s comments and other updates.

For reference purposes, the text of the Comment Letter has been reproduced and italicized herein with responses below each numbered comment. Unless otherwise indicated, page references in the descriptions of the Staff’s comments refer to DRS Amendment No. 2, and page references in the responses refer to the Registration Statement. All capitalized terms used and not otherwise defined herein shall have the meanings set forth in the Registration Statement.

The responses provided herein are based upon information provided to Goodwin Procter LLP by the Company. In addition to confidentially submitting this letter via EDGAR, we are sending via Federal Express four (4) copies of each of this letter and the Registration Statement (marked to show changes from DRS Amendment No. 2).

Ms. Aldave

Mr. McWilliams

Securities and Exchange Commission

November 9, 2018

Amendment No. 2 to Draft Registration Statement on Form S-1

Risk Factors

Our amended and restated by-laws will designate, page 77

1.    We note that your forum selection provision identifies the United States District Court for the District of Massachusetts as the sole and exclusive forum for resolving any complaint asserting a cause of action arising under the Securities Act. Please revise your disclosure to state that shareholders will not be deemed to have waived the company’s compliance with the federal securities laws and the rules and regulations thereunder.

Response to Comment No. 1: The Company respectfully advises the Staff that it has revised the disclosure on page 77 of the Registration Statement in response to the Staff’s comment.

* * * * *

Should you have any further comments or questions with regard to the foregoing, please contact the undersigned at (617) 570-1406.

Sincerely,

/s/ Gregg L. Katz

Enclosures:

cc: Stéphane Bancel, Chief Executive Officer, Moderna, Inc.

John Mendlein, Ph.D., President, Corporate and Product Strategy, Moderna, Inc.

Lori Henderson, Esq., General Counsel and Corporate Secretary, Moderna, Inc.

Kingsley L. Taft, Esq., Goodwin Procter LLP